

07003921



SEC MAIL
RECEIVED
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NEWFORTH PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 S. ELLSWORTH AVENUE, SUITE 201
(No. and Street)

SAN MATEO	CALIFORNIA	94401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES H. WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TRICIA SALINERO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWFORTH PARTNERS LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHEHADEH AREF SHEHADEH
COMM. #1616258
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Expires Oct. 27, 2009
TGJ1
TGJ1

Notary Public

Signature

PRINCIPAL

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members of
Newforth Partners, LLC
San Mateo, California

We have audited the statement of financial condition of Newforth Partners, LLC as of December 31, 2006, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newforth Partners LLC, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2007

NEWFORTH PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$ 82,611
Accounts receivable	13,000
Prepaid expenses	4,090
Deposits	8,087
Furniture and equipment, net	38,174
	$ 145,962

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 4,529
State taxes payable	6,000
Capitalized furniture lease payable	4,691
Total liabilities	15,220
Members' equity	130,742
	$ 145,962

See notes to financial statements.

NEWFORTH PARTNERS LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

REVENUES	
Consulting fees	$ 1,825,980
Interest and dividend income	1,631
	1,827,611
EXPENSES	
Consulting fees	1,545,610
Professional fees	9,200
Regulatory fees	2,120
Occupancy	131,146
Other operating expenses	119,536
	1,807,612
INCOME BEFORE INCOME TAXES	19,999
INCOME TAXES	(6,000)
NET INCOME	$ 13,999

See notes to financial statements.

NEWFORTH PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2006

Balance, December 31, 2005	$ 116,743
Net income	13,999
Balance, December 31, 2006	$ 130,742

See notes to financial statements.

NEWFORTH PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 13,999
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,000
Change in assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	33,555
Prepaid expenses	(2,920)
(Decrease) increase in:	
Accounts payable	4,529
State taxes payable	3,500
Net adjustments	50,664
Net cash provided by operating activities	64,663
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on capitalized furniture lease payable	(17,950)
Net cash used by financing activities	(17,950)
NET INCREASE IN CASH AND CASH EQUIVALENTS	46,713
CASH AND CASH EQUIVALENTS, December 31, 2005	35,898
CASH AND CASH EQUIVALENTS, December 31, 2006	$ 82,611

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 1,600
	Interest	$ 432

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

NOTE A – Organization and Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Newforth Partners, LLC (the Company)(formerly Ciere Partners, LLC), a California limited liability company, was formed in March, 2003. Under this form of organization, the members are not liable for the debts of the Company. The Company was approved as a broker-dealer registered with the Securities and Exchange Commission on April 29, 2004 and became licensed with the National Association of Securities Dealers, Inc. on August 27, 2004.

The Company's primary operating objective is to serve as a broker-dealer that provides companies with consulting services that include technology and market assessments, development of exit and growth strategies through a combination of M&A and private placements, pre-transaction positioning and diligence, and transaction due diligence.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable

No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible by management as of December 31, 2006.

Furniture and Equipment

Furniture and equipment greater than $ 2,500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives (5 to 7 years) of the asset.

NOTE A – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Consulting fees are recognized as revenue when earned per fee contract or the success of a predetermined event.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual member's tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

NOTE B – Concentrations of Credit Risk

Due to the nature of the advisory business, the Company's revenue during the year ended December 31, 2006 was generated from 15 customers, of which 51% was earned from one customer.

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balances totaled $3,708.

NOTE C – Related Party Transactions

Consulting fees in the amount of $1,012,735 were paid to members of the Company during the period ended December 31, 2006 and are included in consulting fees in the statement of operations.

NOTE D – Capitalized Furniture Lease Payable

Capitalized furniture lease payable at December 31, 2006, consisted of a capitalized lease to a financial institution, payable in monthly installments of $ 1,532, including interest at 2.32%, to March, 2007, secured by equipment with a carrying value of $37,490.

Future minimum lease payments under the capitalized lease at December 31, 2006 were as follows:

2007	$ 4,711
Less amount representing interest	(20)
	$ 4,691

NOTE E – Lease Commitments

Aggregate annual rentals for the Company's offices in San Mateo, California and Ramsey, New Jersey under noncancellable operating leases with an original term in excess of one year are as follows:

2007	$ 68,000
2008	17,000
	$ 85,000

Rent expense for the period ended December 31, 2006 of $131,146, is included in occupany in the statement of operations.

NOTE F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2006, the Company's net capital is $67,391 which is $62,391, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was .23 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

NEWFORTH PARTNERS, LLC

COMPUTATION OF NET CAPITAL

December 31, 2006

NET CAPITAL	
Members' equity	$ 130,742
Less nonallowable assets:	
Accounts receivable	(13,000)
Prepaid expenses	(4,090)
Deposits	(8,087)
Furniture and equipment	(38,174)
	(63,351)
NET CAPITAL	$ 67,391
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 4,529
State taxes payable	6,000
Capitalized furniture lease payable	4,691
	$ 15,220
COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6.67 ½ % of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 62,391
Ratio of aggregate indebtedness to net capital	.23 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 67,391
Net capital as reported herein	$ 67,391
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 15,219
Rounding	1
Aggregate indebtedness, as reported herein	$ 15,220

NEWFORTH PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2006

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2006

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 31, 2007

To the Members of
Newforth Partners, LLC
San Mateo, California

We have audited the financial statements of Newforth Partners, LLC for the year ended December 31, 2006 and have issued our report thereon dated January 31, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Newforth Partners, LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Newforth Partners, LLC, taken as a whole. Our study and evaluation disclosed no condition that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Newforth Partners, LLC may occur and not be detected within a timely period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

END